25 September 2012

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through J.P. Morgan Securities plc) 510,000 Reed Elsevier PLC ordinary shares at a price of 602.9190p per share.
The purchased shares will be held as treasury shares. Following the above purchase,
Reed Elsevier PLC holds 40,584,639 ordinary shares in treasury, and has 1,214,955,550 ordinary shares in issue (excluding treasury shares).

Reed Elsevier NV announces that today, it purchased (through J.P. Morgan Securities plc) 130,000 Reed Elsevier NV ordinary shares at a price of €10.5763 per share.
The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 27,279,087 ordinary shares in treasury, and has 697,650,207 ordinary shares in issue (excluding treasury shares).